UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On January 29, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Swvl Holdings Corp (the “Company”) approved the engagement of Bansal & Co LLP (“Bansal”) as the Company’s independent registered public accounting firm.

On January 29, 2026, the Audit Committee dismissed Grant Thornton Audit and Accounting Limited (Dubai Branch) (“Grant Thornton”), as the Company’s independent registered public accounting firm.

The audit reports of Grant Thornton on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except for the financial statements for the years ended December 31, 2024 and 2023, which contained an explanatory paragraph related to substantial doubt to continue as a going concern.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through January 29, 2026 prior to Grant Thornton’s dismissal, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) except for the material weaknesses in the Company’s internal control over financial reporting relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Grant Thornton with a copy of the foregoing disclosures and has requested that Grant Thornton furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company set forth above. A copy of Grant Thornton’s letter, dated February 17, 2026, is filed as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

During the fiscal year ended December 31, 2024 and the subsequent interim period through January 29, 2026, neither the Company, nor anyone on its behalf, consulted Bansal regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Bansal that Bansal concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

16.1	Letter from Grant Thornton addressed to the U.S. Securities and Exchange Commission dated February 17, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: February 17, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer